================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------

                           ARBOR HEALTH CARE COMPANY
                           (Name of Subject Company)

                             AHC ACQUISITION CORP.
                      INDIRECT WHOLLY OWNED SUBSIDIARY OF

                                EXTENDICARE INC.
                                   (Bidders)

                                  COMMON STOCK
                         (Title of class of securities)

                                   03876L108
                     (CUSIP Number of Class of Securities)
                               BARRY L. STEPHENS
                                EXTENDICARE INC.
                            3000 STEELES AVENUE EAST
                                MARKHAM, ONTARIO
                                 CANADA L3R 9W2
                                 (905) 470-4000
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                with a copy to:

                             MILTON G. STROM, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

                               SEPTEMBER 29, 1997
        (Date of Event Which Requires Filing Statement on Schedule 13D)

     AHC Acquisition Corp., a Delaware corporation (the "Purchaser" and an indirect wholly owned subsidiary of Extendicare Inc., a Canadian corporation ("Parent")), hereby amends and supplements its Tender Offer Statement on
Schedule 14D-1 and Schedule 13D, filed with the Securities and Exchange commission on October 3, 1997 (the "Tender Offer Statement"), relating to an offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.03 per share, of Arbor Health Care Company, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated October 3, 1997, and the related Letter of Transmittal. All capitalized terms shall have the meanings assigned to them in the Tender Offer Statement unless otherwise indicated herein.

ITEM 10. ADDITIONAL INFORMATION.

     (b) and (c) The information set forth in Item 10(b) and Item 10(c) is hereby amended and supplemented by the addition of the following information under the heading "Antitrust Compliance":

     Parent has been advised that on October 7, 1997, the U.S. Department of Justice and the Federal Trade Commission granted Parent early termination of the waiting period under the HSR Act. A copy of Parent's press release with respect to the early termination of the waiting period under the HSR Act is filed as Exhibit (a)(9) to this Offer to Purchase and is incorporated herein by reference.

     Item 10(b) is further amended and supplemented by the addition of the following information under the heading "Other Regulatory Approvals and Notices":

     Parent has received verbal approval of the Transaction from the Ohio State Board of Pharmacy, and written confirmation is expected within a few days of October 29, 1997. Parent has also been advised that the West Virginia Health Care Authority (the "Authority") will require the Purchaser to seek full CON review of the Transaction. Parent and the Purchaser will seek approval of the Transaction at a hearing scheduled for Wednesday, November 19, 1997. Parent has been advised that a decision by the Authority can be expected on Friday, November 21, 1997. Although there can be no assurance that the Authority will approve the Transaction, Parent has no reason to believe that such approval will not be received. Parent and the Company have received all other necessary state regulatory approvals. The Merger Agreement requires the Expiration Date to be extended until the earlier of (i) 2 business days after the date that such regulatory approvals have been obtained and (ii) 35 days after the initial scheduled expiration date. Accordingly, the Offer has been extended until midnight, Eastern Standard Time on November 25, 1997.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the addition of the following:

     Exhibit (a)(9) Press Release, dated October 29, 1997, issued by Extendicare Inc.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 1997                   AHC ACQUISITION CORP.

                                          By:     /s/ BARRY L. STEPHENS

                                            ------------------------------------
                                            Name: Barry L. Stephens
                                            Title: Vice-President

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 1997                   EXTENDICARE INC.

                                          By:     /s/ BARRY L. STEPHENS

                                            ------------------------------------
                                            Name: Barry L. Stephens
                                            Title: Senior Vice-President,
                                              Finance

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                         DESCRIPTION
-------    ----------------------------------------------------------------------------------
(a)(1)     Offer to Purchase, dated October 3, 1997.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
           and Other Nominees.
(a)(6)     Letter addressed to Arbor 401(k) Plan participants.
(a)(7)     Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(8)     Text of Press Release, dated September 30, 1997, issued by Extendicare Inc.
(a)(9)     Text of Press Release, dated October 29, 1997, issued by Extendicare Inc.
(b)        Commitment Letter, dated September 29, 1997, among Extendicare Health Services,
           Inc., NationsBank N.A. and Nationsbanc Capital Markets, Inc.
(c)(1)     Agreement and Plan of Merger, dated as of September 29, 1997 among Extendicare
           Inc., AHC Acquisition Corp. and Arbor Health Care Company.
(c)(2)     Stockholder Agreement, dated as of September 29, 1997, among Extendicare Inc., AHC
           Acquisition Corp., Pier C. Borra, Renee A. Borra, Pier C. Borra and Renee A.
           Borra, as joint tenants, Borra Family Foundation, Renee A. Borra, trustee and Pier
           C. Borra, Jr.
(d)        None.
(e)        Not applicable.
(f)        None.